Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193097
Prospectus Supplement No. 9
(to Prospectus dated April 8, 2014)

1,541,470 Shares
Common Stock

This Prospectus Supplement No. 9 updates, amends and supplements the information previously included in our prospectus dated April 8, 2014, which we refer to as our prospectus, and Prospectus Supplement No. 1 dated April 30, 2014, Prospectus Supplement No. 2 dated August 8, 2014, Prospectus Supplement No. 3 dated September 9, 2014, Prospectus Supplement No. 4 dated October 22, 2014, Prospectus Supplement No. 5 dated November 3, 2014, Prospectus Supplement No. 6 dated December 3, 2014, Prospectus Supplement No. 7 dated December 11, 2014, and Prospectus Supplement No. 8 dated December 15, 2014, each relating to the offer for sale of an aggregate of 1,541,470 shares of common stock, par value $0.01 per share, of BG Staffing, Inc., which we refer to herein as our common stock, by the selling stockholders named therein.

This Prospectus Supplement No. 9 incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 18, 2014. Any exhibits contained in the Form 8-K that have been deemed furnished and not filed in accordance with SEC rules or applicable law shall not be included in this Prospectus Supplement No. 9.

This Prospectus Supplement No. 9 is not complete without, and may not be delivered or used except in connection with, our prospectus, including all amendments and supplements thereto.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements as further discussed in our prospectus. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of our prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 9 is December 18, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
December 17, 2014

BG STAFFING, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36704	26-0656684
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

5000 Legacy Drive, Suite 350
Plano, Texas 75024
(Address of principal executive offices, including zip code)

(972) 692-2400
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On December 17, 2014, various investors (collectively the “Investors”) joined a Securities Purchase Agreement (the “Purchase Agreement”) with BG Staffing, Inc. (the “Company”) pursuant to which the Company issued and sold on that date 189,030 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), to the Investors in a private placement for an aggregate purchase price of approximately $1,843,042 in cash. The purchase price for the Shares under the Purchase Agreement was $9.75 per Share. The Shares, together with the Common Stock previously sold under the Purchase Agreement constituted approximately 17.2% of the total of issued and outstanding shares of Common Stock immediately before the initial execution of the Purchase Agreement on December 10, 2014 and the subsequent closing of the purchase and sale of the Shares thereunder. In connection with the closing of the purchase and sale of the shares, the Company paid to Taglich Brothers, Inc. ("Taglich Brothers"), the placement agent, commissions of approximately $147,443. Additionally, on December 17, 2014, the Company agreed to issue to Taglich Brothers, or its designees, a warrant (the “Warrant”) to purchase 18,903 shares of Common Stock; together with the Common Stock sold under the Purchase Agreement on December 10, 2014, the Company has agreed to issue warrants to Taglich Brothers or its designees to purchase 96,375 shares of Common Stock. The Warrant is exercisable at any time commencing on the sixth month anniversary of the issuance date in whole or in part, at an initial exercise price per share of $9.75, and may be exercised in a cashless exercise. The exercise price and number of shares of Common Stock issuable under the Warrants are subject to adjustments for stock dividends, splits, combinations and similar events. The Warrant expires on the fifth anniversary of the date of issuance. The holder of the Warrant is entitled to the same registration rights provided to the Investors as described below. The proceeds are anticipated to be used to pay indebtedness under our revolving credit facility.
The issuance and sale of the Shares were not registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption afforded by Rule 506(b) of Regulation D. The Investors represented to the Company that each individually is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act and was acquiring the shares for investment purposes.
Under the Purchase Agreement, the Company agreed to (1) file a registration statement (the “Registration Statement”) registering the resale of the Shares by the Investors on a continuous basis pursuant to Rule 415 under the Securities Act within 60 days following the closing of the purchase of the Shares, and (2) use its commercially reasonable efforts to cause the Registration Statement to become effective as soon as practicable following the closing of the sale of Shares to the Investors. The Investors also have certain "piggyback" rights to include their shares in future registration statements.
The Company agreed to use its commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of (1) the date that all Shares have been sold or can be sold publicly without restriction or limitation under Rule 144 under the Securities Act, and (2) one year after the registration statement is declared effective.
Under the Purchase Agreement, the Company agreed to pay all fees and expenses incident to the registration of the Shares for resale, including (without limitation) all registration and filing fees and fees and expenses of the Company’s accountants and legal counsel. The Investors will be responsible for paying, among other items, any underwriting discounts, selling commissions and transfer taxes incurred by them in connection with its sale of their Shares. Also, the Company agreed to indemnify the Investors against certain losses, claims, damages, and liabilities relating to the registration.
The foregoing description of the Purchase Agreement is a summary and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The Company’s filing of the Purchase Agreement is only to provide investors with information regarding the terms of the Purchase Agreement, and not to provide investors with any other factual information regarding the Company or its business or operations. Investors in the Common Stock should not rely on the representations and warranties in the Purchase Agreement as characterizations of the actual state of facts or condition of the Company. The Purchase Agreement should not be read alone, but should be read in relation with the other information regarding the Company and its business and operations that is or will be contained in, or incorporated by reference into, the documents that the Company files with or furnishes to the SEC.

Item 3.02	Unregistered Sales of Equity Securities

The information under Item 1.01 of this Current Report is incorporated in this Item 3.02 by reference.

Item 7.01	Regulation FD Disclosure

On December 18, 2014, the Company issued a press release in connection with the Purchase Ageement and actions described in this Current Report on Form 8-K. A copy of the press release is attached hereto as Exhibit 99.1. The information contained in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

4.1	Form of Warrant issued to Taglich Brothers, Inc. (incorporated by reference to the Current Report on Form 8-K of the Company filed on December 11, 2014).
10.1
Securities Purchase Agreement dated as of December 10, 2014 between BG Staffing, Inc. and Investors (incorporated by reference to the Current Report on Form 8-K of the Company filed on December 11, 2014).

99.1	Press release dated December 18, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BG STAFFING, INC.

Date: December 18, 2014		/s/ Michael A. Rutledge
	Name: Title:	Michael A. Rutledge Chief Financial Officer and Secretary (Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant issued to Taglich Brothers, Inc. (incorporated by reference to the Current Report on Form 8-K of the Company filed on December 11, 2014).
10.1
Securities Purchase Agreement dated as of December 10, 2014 between BG Staffing, Inc. and Investors (incorporated by reference to the Current Report on Form 8-K of the Company filed on December 11, 2014).

99.1	Press release dated December 18, 2014

NEWS

BG STAFFING COMPLETES $9.4 MILLION FINANCING

Financing Enhances Ability for Continued Growth

PLANO, Texas – (December 18, 2014) – BG Staffing, Inc. (NYSE MKT: BGSF), a rapidly growing national provider of temporary staffing services across a diverse set of industries, today announced that it has completed a $9.4 million private placement financing.

Private Placement Summary

•	963,750 of common stock were sold to institutions and accredited investors at $9.75 per share.

•	Net proceeds of $8.6 million, after placement agent fees, were raised.

•	Taglich Brothers, Inc. acted as the sole placement agent.

•	Use of proceeds includes reducing indebtedness under the revolver portion of a senior credit facility.

L. Allen Baker, Jr., President and CEO, said that, “Prior financings, while we were a private company, allowed us to grow the Company's revenues from $35 million in 2009 to $173 million in the last we months. The completion of this financing provides a runway from which we can continue to build the Company and evaluate future accretive acquisitions.”

About BG Staffing, Inc.
Headquartered in Plano, Texas, BG Staffing provides staffing services to a variety of industries through its information technology, light industrial and multifamily divisions. BG Staffing is a temporary staffing platform that has integrated several regional and national brands and is set to achieve scalable growth. The Company’s acquisition philosophy is one that not only brings financial growth, but unique and dedicated talent within the companies. This has led to a strong management team, with tenure and a desire to offer exceptional service to candidates, customers and investors. Please visit www.bgstaffing.com for more information.

Forward-Looking Statements
The forward looking statements in this press release are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties including those listed in Item 1A of the Company’s Annual Report on Form 10-K and in the Company’s other filings and reports with the Securities and Exchange Commission. All of the risks and uncertainties are beyond the ability of the Company to control, and in many cases, the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. When used in this press release, the words “believes,” “plans,” “expects,” “will,” “intends,” and “anticipates” and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. Except as required by law, the Company is not obligated to publicly release any revisions to these forward-looking statements to reflect the events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

CONTACT:
Terri MacInnis, VP of Investor Relations
Bibicoff + MacInnis, Inc.
818.379.8500 terri@bibimac.com